FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2011

Commission File Number: 001-33290

JA Solar Holdings Co., Ltd.

36 Jiang Chang San Road,
 Zhabei, Shanghai, China 200436
The People’s Republic of China

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F	✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	No	✓

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.
N/A

This Form 6-K consists of:

A press release regarding the entering of a strategic partnership between JA Solar Holding Co., Ltd. (the “Registrant”) and Jabil Circuit, Inc., a leading global electronic product solutions company headquartered in St. Petersburg, Florida, made by the Registrant in English on April 4, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By:	/s/ Peng Fang
Name:	Peng Fang
Title:	Chief Executive Officer

Date: April 7, 2011

JA Solar Announces Strategic Partnership with Jabil
JA Solar to supply up to 400MW of solar cells over 2 years to leading electronic product solutions company

SHANGHAI, April 4, 2011--- JA Solar Holdings Co., Ltd. (NASDAQ: JASO) (“JA Solar” or “the Company”), one of the world’s largest manufacturers of high-performance solar cells and solar power products, today announced that it has entered into a two-year strategic partnership with Jabil Circuit, Inc. (“Jabil”) (NYSE: JBL), a leading global electronic product solutions company headquartered in St. Petersburg, Florida. Under the partnership framework, JA Solar expects to supply Jabil with up to 400MW of solar cells over two years, as well as certified module designs to Jabil for the manufacturing of up to 200MW per year of modules with JA Solar cells.

JA Solar intends to provide solar cells and additionally grant Jabil the right to manufacture JA Solar’s portfolio of OEM modules at Jabil’s solar facilities, including those in Mexico, Poland and China. The companies will further collaborate on marketing and selling JA Solar modules to customers, especially in the U.S.

The duration of the alliance is for two years.  Module production is expected to commence in the third quarter of 2011.

“We believe that both JA Solar and Jabil will benefit from this strategic alliance by working together to meet strong global demand for solar products,” stated Dr. Peng Fang, CEO of JA Solar. “This alliance demonstrates the great success of our long-term strategy to partner with leading US-based companies in order to enter the rapidly growing US market. By leveraging Jabil’s expertise and experience in solar module manufacturing and strong global presence, we can further optimize our cost structure and expand our footprint into strategically important markets, especially in the US.”

“We are very pleased to establish this partnership with JA Solar and look forward to working with them to supply top quality solar modules for the next two years and beyond,” said Tim Main, Jabil’s President and CEO. “We believe these collaborative efforts, combined with the strong global trend toward renewable energy, should result in a very successful relationship.”

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as "may," "expect," "anticipate," "aim," "intend," "plan," "believe," "estimate," "potential," "continue," and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products. The company sells its products to solar manufacturers worldwide, who assemble and integrate solar cells into modules and systems that convert sunlight into electricity for residential, commercial, and utility-scale power generation. For more information, please visit www.jasolar.com.

About Jabil
Jabil is an electronic product solutions company providing design, manufacturing and product management services to global electronics and technology companies. Offering complete product supply chain management from facilities in 22 countries, Jabil provides comprehensive, individualized-focused solutions to customers in a broad range of industries.  Jabil common stock is traded on the New York Stock Exchange under the symbol, "JBL". Further information is available on Jabil's website: www.jabil.com.

Contact:

In China

Martin Reidy
Brunswick Group
Tel: +86-10-5960-8600
E-mail:jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng
Brunswick Group
Tel: +1-212-333-3810
E-mail:jasolar@brunswickgroup.com